Exhibit 99.3
DIRECTION FINANCIERE
DF/FT/Dpt. Financement et Bourse
The New York Stock Exchange, Inc.
Dennis Dunn Esq.
20 Broad Street
New York, NY 1005
USA
Transmitted by facsimile to: 212 656 5893
Number of pages: 1
Paris, 17th of July 2006
Re : Notice of Repurchase of Ordinary Shares of Total
Dear Sirs,
Please, be advised that in connection with Total’s share repurchase program and following 4:1 stock split on May 18, 2006, TOTAL S.A. reacquired 20,000,000 of its ordinary shares, nominal value 2.50 euros per share, during the three-month period ending June 30, 2006, through trades executed at the Paris Stock Exchange. Before these operations and following 4:1 stock split, TOTAL S.A. held 55,698,740 shares in its treasury. In addition, on June 30, 2006, 100,331,268 shares were held by various subsidiaries. As a result, Total held an aggregate of 176,030,008 of its ordinary shares at this date.
Very truly yours,
C. PARIS de BOLLARDIERE
Treasurer